Exhibit 99.3

FORM OF

ORLA MINING LTD.

CONVERTIBLE NOTE

February 28, 2025

Schedule 3.1(H)	Authorised Capital of each Obligor; Jurisdictions of Organization

Schedule A	Form of Conversion Election Agreement

Schedule B	Royalties and Streams

Schedule C	United States Accredited Investor Certificate

Schedule D	Related Notes

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS CONVERTIBLE NOTE MUST NOT TRADE SUCH CONVERTIBLE NOTE BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE DATE OF THIS CONVERTIBLE NOTE.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY (AS DEFINED BELOW) AND ITS SUCCESSORS THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS; (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS; OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT AND, IN THE CASE OF PARAGRAPHS (C)(2) OR (D), THE SELLER HAS PRIOR TO SUCH TRANSFER FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY TO SUCH EFFECT AND/OR SUCH OTHER CERTIFICATIONS, INFORMATION OR DOCUMENTATION AS REASONABLY REQUESTED BY THE COMPANY.

CONVERTIBLE NOTE

$[•] (being the Principal Amount on issuance hereof, as it may be adjusted in accordance with the terms hereof)	February 28, 2025

Article 1
payment ETC.

Section 1.1            Principal Amount

Subject to the terms and conditions herein, for the value received, Orla Mining Ltd. (the “Company”), a corporation formed under the Canada Business Corporations Act, hereby acknowledges itself indebted to, and promises to pay the Principal Amount (as defined below) outstanding plus all accrued interest, to or to the order of the Holder, in lawful money of the United States of America at the office of the Holder or such other place as the Holder may designate, on the Maturity Date (as defined below), or on such earlier date as the Principal Amount hereof may become due in accordance with the terms and conditions herein. The Holder shall keep a record of the Principal Amount advanced pursuant to this Note, all accrued and unpaid interest and all payments of principal, interest and fees hereunder from time to time and such record shall constitute prima facie evidence of the Outstanding Amount of the Obligations from time to time, absent manifest error.

Section            1.2 Interest

(a)	The Principal Amount outstanding will bear interest at the rate of four and one-half percent (4.50%) per annum from and after the date of the funding of the Principal Amount, and such interest shall be calculated and payable in cash quarterly in arrears on the last Business Day of each fiscal quarter of the Company and until the earlier of: (i) the date the Principal Amount is repaid in full, whether on the Maturity Date or prior thereto pursuant to Section 1.4, Section 4.1(n) or Section 6.2(b), and (ii) the date of conversion pursuant to Article 5, subject to the terms of this Note.
(b)	Notwithstanding Section 1.2(a), if any amount due hereunder is not paid when due following an Event of Default that is continuing, interest on the Outstanding Amount shall be calculated and payable in cash quarterly in arrears at the rate of additional five percent (5.0%) per annum together with the interest rate per annum provided for under Section 1.2(a).
(c)	All computations of interest shall be made on the basis of a year of 365 or 366 days, as the case may be, taking into account the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable.
(d)	For purposes of the Interest Act (Canada), (i) whenever any interest or fee under this Note is calculated using a rate based on a number of days less than a full year, such rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (A) the applicable rate, (B) multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is payable (or compounded) ends, and (C) divided by the number of days comprising such calculation basis; (ii) the principle of deemed reinvestment of interest does not apply to any interest calculation under this Note; and (iii) the rates of interest stipulated in this Note are intended to be nominal rates and not effective rates or yields.
(e)	In the event that any provision of this Note would oblige the Company to make any payment of interest or any other payment which is construed by a court of competent jurisdiction to be interest in an amount or calculated at a rate which would be prohibited by applicable Law or, to the extent s.347 of the Criminal Code (Canada) applies to this Note, would result in a receipt by the Holder of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted nunc pro tunc to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by applicable Law or so result in a receipt by the Holder of interest at a criminal rate, such adjustment to be effected, to the extent necessary as follows:
(i)	first, by reducing the amount or rate of interest required to be paid under this Note; and
(ii)	thereafter, by reducing any fees, commissions, premiums or other amounts required to be paid to the Holder which would constitute interest for the purposes of section 347 of the Criminal Code (Canada).

If, notwithstanding the foregoing provisions of this Section 1.2(e), and after giving effect to all adjustments contemplated hereby, the Holder shall have received an amount in excess of the maximum permitted by applicable Law, then such excess shall be applied by the Holder to the reduction of the outstanding principal balance of the Principal Amount and not to the payment of interest, or if such excessive interest exceeds such principal balance, such excess shall be refunded to the Company, as applicable.

Section            1.3 Taxes

(a)	Payments Subject to Taxes. All payments and deliveries made by the Company in respect of any payment by or on account of any obligation of the Company hereunder or under any other Loan Document, shall be made free and clear of, and without withholding or deduction for, or on account of, any present or future Taxes imposed, levied, collected, withheld or otherwise assessed, unless such withholding or deduction is required by any applicable Law. If the Company is so required to withhold or deduct any amount for or on account of Taxes from any payment or delivery made hereunder or under any other Loan Document (including, for greater certainty, the delivery of Common Shares or other property in connection with the exercise of a conversion right or otherwise), the Company will make such withholding or deduction and will remit the full amount withheld or deducted to the relevant Governmental Authority as and when required by applicable Law. If such Taxes are Indemnified Taxes, the Company shall pay to the Holder such additional amounts (the “Additional Amounts”) as may be necessary to ensure that the net amount received by the Holder (including Additional Amounts) after such withholding or deduction (including any withholding or deduction required to be made in respect of any Additional Amounts) shall equal the amounts that would have been received by the Holder had no such withholding or deduction been required (including, for greater certainty, the full amount of any Common Shares or other property to which the Holder is entitled hereunder or under any Loan Document in connection with the exercise of a conversion right or otherwise).
(b)	Payment of Other Taxes by the Company. Without limiting the provisions of Section 1.3(a), the Company shall timely pay all Other Taxes to the relevant Governmental Authority in accordance with applicable Law.
(c)	Evidence of Payment. As soon as practicable after any payment of Taxes by Company to a Governmental Authority pursuant to this Section 1.3, the Company shall deliver to the Holder the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Holder.
(d)	Indemnification by the Company. The Company shall indemnify the Holder, within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section 1.3) paid by the Holder and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Company by the Holder shall be conclusive absent manifest error.

(e)	Reduced Withholdings. If the Holder is entitled to an exemption from or reduction of Canadian Tax with respect to payments made under the Note, the Holder shall deliver to the Company, at the time or times reasonably requested by the Company, such properly completed and executed documentation reasonably requested by the Company as will permit such payments to be made without withholding or at a reduced rate of withholding. Notwithstanding anything to the contrary in the preceding sentence, the completion, execution and submission of such documentation shall not be required if in the Holder’s reasonable judgment such completion, execution or submission would subject the Holder to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of the Holder.
(f)	Survival. Notwithstanding anything to the contrary hereunder or under any other Loan Document, this Section 1.3 and the obligations thereunder will survive the repayment of this Note and the termination of this Note.

Section            1.4 Prepayment

(a)	The Company may prepay the Principal Amount or any portion thereof, in cash or, with the prior written consent of the Holder, Common Shares or a combination of cash and Common Shares, prior to the Maturity Date on the condition that the following is satisfied:

(x) except in connection with a prepayment made after the public announcement of a Change of Control transaction, the prepayment thereof occurs on or after the 18-month anniversary of the date hereof, and

(y) concurrently with the prepayment thereof, the Company pays to the Holder all accrued and unpaid interest on the Principal Amount so prepaid up to and including the redemption date;

provided that, except in connection with a prepayment made after the public announcement of a Change of Control transaction, such prepayment option shall not be available to the Company (unless with prior written consent of the Holder), (i) if the VWAP of the Common Shares of the Company at the close of trading on the TSX during the twenty (20) trading days immediately preceding the date on which the notice of redemption is given is less than 130% of the Conversion Price or (ii) a Change of Control is imminent. For the purposes of this Note, a Change of Control shall be considered imminent if the Company has entered into an agreement or letter of intent for a transaction that, if consummated on the terms thereof, would constitute a Change of Control.

(b)	If the Company wishes to prepay the Note, a notice of redemption of the Note shall be given to the Holder not more than 60 days nor less than 30 days prior to the date fixed for prepayment (the “Prepayment Date”) in the manner provided in Section 7.5. Every such notice shall specify the aggregate Principal Amount of the Note called for prepayment, the Prepayment Date, the applicable Conversion Price, the portion to be prepaid by issuing Common Shares (if any) and the places of payment and shall state that interest upon the Principal Amount of Notes called for prepayment shall cease to be payable from and after the Prepayment Date.

(c)	With respect to a prepayment made after the public announcement of a Change of Control transaction, and notwithstanding the foregoing and subject to Section 1.4(a)(y) and Section 6.2(b), for a period of forty-five (45) days following the public announcement of the Change of Control transaction (the “Change of Control Election Period”), the Holder shall, by prior written notice to the Company, have the option to elect to avail itself of the Conversion Option, subject to the closing of the Change of Control transaction. If at the end of the Change of Control Election Period the Holder has not elected to avail itself of the Conversion Option pursuant to this Section 1.4(c), the Company may, immediately prior to or concurrently with the closing of the Change of Control transaction, prepay the Note by way of payment of an amount equal to the lesser of (A) (i) all remaining interest payable from the date of such redemption up to and including the Maturity Date plus (ii) 100% of the Principal Amount, and (B) (i) all accrued and unpaid interest on the Principal Amount so prepaid up to and including the redemption date plus 104.5% of the Principal Amount.

Section            1.5 Warrants, Fees and Expenses

(a)	The Company shall, concurrently with the execution and delivery of this Note, as additional consideration for the funding of the Principal Amount, issue to the Holder share purchase warrants exercisable for [•] Common Shares of the Company at a deemed price per warrant equal to C$11.50 (the “Closing Date Warrants”).
(b)	The Obligors shall pay all reasonable legal counsel expenses incurred by the Holder in connection with this Note and the other Loan Documents. The Obligors shall pay all reasonable and documented out-of-pocket expenses incurred by the Holder in connection with this Note and the other Loan Documents incurred during any workout, restructuring or negotiations in respect thereof.

Article 2
INTERPRETATION

Section            2.1 Definitions

As used in this Note, the following terms have the following meanings:

“Acquisition Agreement” means the share purchase agreement dated November 17, 2024, by and among the Company, Goldcorp Canada Ltd. and 1511583 B.C. Ltd., as it may be further amended, amended and restated, supplemented or otherwise modified from time to time in accordance with its terms.

“Additional Amounts” has the meaning specified in Section 1.3(a).

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified.

“Board” means the board of directors of the Company.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the city of Toronto or Vancouver.

“Camino Rojo” means Minera Camino Rojo, S.A. de C.V., a company formed under the laws of Mexico.

“Capital Lease”, as applied to any person, means a lease that would, in accordance with GAAP, be treated as a finance lease obligation on the balance sheet (prepared on a Modified Consolidated Basis) of that Person, but excluding any leases that would have been classified as, and determined to be, operating leases in accordance with GAAP in effect immediately prior to the implementation of IFRS 16 - Leases.

“Change of Control” means (i) the acquisition by a Person (other than a Holder) or group of Persons acting jointly or in concert (unless such group includes a Holder) of voting control or direction over 50% or more of the Company’s outstanding Common Shares, (ii) the consolidation or merger of the Company with or into another entity (other than a Holder) as a result of which the holders of the Common Shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the entity carrying on the business of the Company following such transaction, (iii) the sale, assignment, transfer or other disposition of all or substantially all of the properties or assets of the Company to another entity (other than a Holder) in which the holders of the Common Shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the other entity following such transaction, or (iv) the majority of the board of directors of the Company is replaced in any twelve month period (provided that it shall not be a Change of Control where any Holder acquires control of the Company and takes any action to replace such directors).

“Capital Reorganization” has the meaning specified in Section 5.5(d).

“Cerro Quema” means Minera Cerro Quema, S.A., a company formed under the laws of Panama and registered in Panama’s Public Registry under File No. 289030.

“Cerro Quema Affiliate” means each Affiliate of Cerro Quema (other than the Company) with an interest in the Cerro Quema Project.

“Cerro Quema Project Permitted Lien” means a Lien on all present and future shares issued or to be issued by Cerro Quema granted by the Company to secure the Cerro Quema Project Debt Guarantee and/or the Cerro Quema Project Financing.

“Cerro Quema Project” means the oxide, heap-leach gold project located on the Azuero Peninsula in the Los Santos Province of Southwestern Panama, about 45 km southwest of the city of Chitre.

“Cerro Quema Project Debt Guarantee” means a limited recourse guarantee (recourse for which is limited to the present and future shares issued or to be issued by Cerro Quema) by the Company of up to $200,000,000 of Debt incurred by Cerro Quema and/or any Cerro Quema Affiliate for the Cerro Quema Project Financing.

“Cerro Quema Project Financing” means financing under one or more loan facilities or other financing arrangements incurred by Cerro Quema and/or any Cerro Quema Affiliate solely for the purpose of financing all or a portion of the cost of the development, expansion, construction, maintenance and/or operation of the Cerro Quema Project.

“Closing Date Warrants” has the meaning specified in Section 1.5(a).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Common Shares” means the common shares in the capital of the Company which are listed as of date hereof on the TSX, provided that in the event of a subdivision, redivision, reduction, combination, consolidation, reclassification or Corporate Transaction, then, subject to adjustments, if any, having been made in accordance with applicable corporate Law, “Common Shares” shall mean the shares resulting from the subdivision, redivision, reduction, combination, consolidation, reclassification or Corporate Transaction, as the case may be.

“Company” has the meaning ascribed thereto in Section 1.1.

“Concurrent Financing Arrangements” means:

(a)       the Prepaid Metals Transactions in connection with the Prepaid Metals Agreements; and

(b)       the senior secured credit facility and security under and in connection with the Senior Credit Agreement.

“Concurrent Financing Documents” means each of the operative documents governing the Concurrent Financing Arrangements.

“Conversion Option” has the meaning specified in Section 5.1.

“Conversion Price” means a price per Common Share of C$7.90, which shall converted into dollars using a fixed exchange rate of C$1.40 per dollar ($0.714 USD/CAD), subject to adjustment as provided in Section 5.5.

“Corporate Transaction” means any transaction whereby all or substantially all of a corporation’s undertaking, property, securities or assets would become the property of any other Person whether by way of arrangement, reorganization, consolidation, amalgamation, takeover bid, merger, continuance under any other jurisdiction of incorporation or otherwise.

“Debt” means, with respect to any Person, without duplication and, except as provided in item (c) below, without regard to any interest component thereof (whether actual or imputed) that is not due and payable, the following amounts, each calculated in accordance with GAAP:

(a)	indebtedness for borrowed money (including by way of overdraft) or indebtedness represented by notes payable and drafts accepted representing extensions of credit;
(b)	all obligations in respect of the deferred purchase price of property or services;
(c)	the face amount of all bankers’ acceptances;
(d)	the stated amount of all letters of credit, and reimbursement obligations with respect to letters of credit and with respect to letters of guarantee and surety bonds;
(e)	all Capital Lease and purchase money obligations;

(f)	all mandatory obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value (other than for shares) any shares of such Person at the option of the holder thereof or pursuant to a sinking fund obligation, valued, in the case of redeemable or retractable shares, at the greater of voluntary or involuntary redemption price, plus accrued and unpaid dividends;
(g)	the net amount of obligations of such Person (determined on a mark-to-market basis) under any hedging agreements; and
(h)	any guarantee or indemnity (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business) in any manner of any part or all of an obligation included in items (a) through (g) above.

but excluding for greater certainty current accounts payable and trade payables incurred in the ordinary course of business. For further greater certainty, the stated amount of a letter of credit or any other letter of credit or guarantee shall not be included to the extent that the obligation in respect of which it has been issued is included in one of items (a) to (h) above.

“Default” means any event or condition that constitutes an Event of Default or that would constitute an Event of Default except for satisfaction of any condition subsequent required to make the event or condition an Event of Default, including giving of any notice, passage of time, or both.

“Distribution” means, in respect of any Person, (a) any dividend, return of capital or other distribution on capital stock of such Person, (b) the purchase, redemption or retirement amount of any capital stock of the Person redeemed or purchased by the Person, (c) any payment made on, under or in respect of any Debt of the Person, including interest, sinking fund or any like payment.

“Event of Default” has the meaning specified in Section 6.1.

“Exchange Equivalent” means, as of any particular date, with reference to any amount (the “original amount”) expressed in a particular currency (the “original currency”), the amount expressed in another currency which would be required to buy the original amount of the original currency using the Bank of Canada daily rate of exchange published on the Bank of Canada website on such date (or for the preceding Business Day if such rate is not available at the relevant time).

“Excluded Taxes” means any of the following Taxes imposed on or with respect to the Holder or required to be withheld or deducted from a payment to the Holder, (a) Taxes imposed on or measured by the Holder’s net income (however denominated), franchise Taxes, and branch profits Taxes, in each case (i) imposed as a result of the Holder being organized under the laws of, or having its principal office in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes; (b) any estate, inheritance, gift, use, sales, transfer, personal property or similar applicable Tax, assessment or other governmental charge; (c) Taxes imposed solely because the Holder (or if the Holder is not the beneficial owner, the beneficial owner) fails to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with the taxing jurisdiction, including backup withholding pursuant to Section 3406 of the Code; (d) Taxes arising under Sections 1471 through 1474 of the Code as of the date hereof (or any amended versions thereof that are substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof and any agreement (including any intergovernmental agreement) entered into in connection therewith; and (e) Canadian federal withholding Taxes imposed as a result of (i) the Holder not dealing at arm's length (for the purposes of the Tax Act) with an Obligor, (ii) the Holder being a "specified non-resident shareholder" (as defined in subsection 18(5) of the Tax Act) of an Obligor or not dealing at arm's length (for the purposes of the Tax Act) with a "specified shareholder" (as defined in subsection 18(5) of the Tax Act) of an Obligor, or (iii) the Holder being a “specified entity” (as defined in subsection 18.4(1) of the Tax Act) of an Obligor, except in the case where (x) the non-arm’s length relationship, (y) the Holder being a “specified non-resident shareholder” of an Obligor or not dealing at arm’s length with a “specified shareholder” of an Obligor, or (z) the Holder being a “specified entity” of an Obligor, as applicable, arises as a result of the Holder holding this Note or having executed, delivered, become a party to, performed its obligations under, received payments under, engaged in any other transaction pursuant to or enforced any Obligation or Loan Document.

“Existing Debt” has the meaning given thereto in Section 4.2(a).

“Fairfax” means, collectively, Allied World Insurance Company, Allied World Specialty Insurance Company, United States Fire Insurance Company, The North River Insurance Company and Odyssey Reinsurance Company.

“GAAP” means, at any time, accounting principles generally accepted in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants at the relevant time applied on a consistent basis and for greater certainty includes International Financial Reporting Standards as and to the extent applicable to the Company.

“Governmental Authority” means any national, federal, provincial, state or local governmental, regulatory or administrative authority, agency or commission or any judicial or arbitral body thereof.

“Holder” means [•], and includes its successors and assigns.

“Immaterial Subsidiaries” means any present or future subsidiary of the Borrower which does not qualify as a Material Subsidiary under the Senior Credit Agreement. As of the date hereof, [Redacted.], do not qualify as Material Subsidiaries under the Senior Credit Agreement.

“Indemnified Taxes” means (a) any Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of an Obligor under any Loan Document and (ii) to the extent not otherwise described in clause (a), Other Taxes.

“Knowledge of the Company” means, at any particular time, the actual knowledge of one or more of the Company’s President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Corporate Counsel.

“Law” means any statute, law, ordinance, regulation, rule, code, injunction, judgment, decree or order of any Governmental Authority and shall include all licences and permits issued by any Governmental Authority.

“Loan Documents” means this Note, the Related Notes, the Closing Date Warrants and all other documents to be executed and delivered to the Holder in connection with this Note.

“Lien” means any mortgage, debenture, pledge, charge, assignment by way of security, hypothecation, security interest or other lien or charge (whether fixed, floating or otherwise), title retention, any deposit of moneys under any agreement or arrangement whereby such moneys may be withdrawn only upon fulfilment of any condition as to the discharge of any other indebtedness or any other arrangement, trust or agreement having the effect of security for the payment of any debt, liability or obligation to any creditor.

“Material Adverse Effect” means (a) any material adverse change in the assets, operations or condition (financial or otherwise) of the Obligors, taken as a whole; (b) any material adverse effect on the ability of the Obligors, taken as a whole, to perform any of their material obligations to the Holder under the Loan Documents; (c) any material adverse effect on the legality, validity or enforceability of this Note or any of the Loan Documents, or (d) any material impairment of the rights or remedies of the Holder under the Loan Documents. Notwithstanding the foregoing, normal course adverse price fluctuations in the commodity markets shall not, in and of themselves, be deemed to constitute a Material Adverse Effect.

“Maturity Date” means March 1, 2030, provided that the Principal Amount shall not have been fully converted into Common Shares at such time and subject to acceleration upon an Event of Default and any prepayments pursuant to the terms hereof.

“Modified Consolidated Basis” means, (i) at all times prior to the Cerro Quema Project Financing, consolidated financial statements of the Company prepared in accordance with GAAP and (ii) at all times during and after the Cerro Quema Project Financing, the consolidated balance sheet, income statement and cash flow statement of the Company prepared in accordance with GAAP excluding Cerro Quema and the Cerro Quema Affiliates.

“Musselwhite AcquireCo” means 1511583 B.C. Ltd., a company formed under the laws of British Columbia.

“Musselwhite Amalco” means the company resulting from the amalgamation of Musselwhite AcquireCo and Target following consummation of the Musselwhite Acquisition.

“Musselwhite Acquisition” means the acquisition of all of the issued and outstanding shares of Target by Musselwhite AcquireCo pursuant to the Acquisition Agreement and pursuant to which, upon consummation thereof, Musselwhite AcquireCo shall directly own 100% of Target and, indirectly, the Musselwhite Mine.

“Musselwhite Mine” means the underground gold mine located approximately 500 kms north of Thunder Bay, Ontario and which is wholly-owned by Target.

“Net Disposition Proceeds” means, with respect to any Disposition, the gross proceeds received by or on behalf of an Obligor in respect of such Disposition less the sum of (i) the amount, if any, of all Taxes paid or estimated to be payable by or on behalf of the Obligor in connection with such Disposition and (ii) reasonable and customary fees, commissions, expenses, issuance costs, deductibles, discounts and other costs paid by or on behalf of the Obligor in connection with such Disposition.

“Note” means this convertible note, as may be amended or restated from time to time.

“Obligations” means all debts, liabilities and obligations, present or future, direct or indirect, absolute or contingent, matured or unmatured, at any time or from time to time due or accruing due and owing by or otherwise payable by the Company to the Holder under this Note and the other Loan Documents, including, but not limited to the Outstanding Amount.

“Obligor” means the Company, Camino Rojo, Gold Standard Ventures (US) Inc, and Target, and Musselwhite Amalco following consummation of the Musselwhite Acquisition.

“Other Connection Taxes” means, with respect to the Holder, Taxes imposed as a result of a present or former connection between such Holder and the jurisdiction imposing such Tax (other than connections arising from the Holder having executed, delivered, become a party to, performed its obligations under, received payments under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Obligation or Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Note or any other Loan Document, excluding any such Taxes that are Other Connection Taxes imposed with respect to an assignment.

“Outstanding Amount” means at any time, the amount outstanding and owing under this Note from time to time being any and all Principal Amount, accrued and unpaid interest, fees, costs, charges and expenses then due and owing.

“Permitted Debt” has the meaning given thereto in Section 4.2(a).

“Permitted Dispositions” has the meaning given thereto in Section 4.2(d).

“Permitted Liens” has the meaning given thereto in Section 4.2(b).

“Person” means any natural person, individual, body corporate, firm, general partnership, limited partnership, limited liability company, syndicate or other form of unincorporated association, trust, trustee, executor, administrator, legal personal representative, group, organization, government and its agencies or instrumentalities, any entity or group whether or not having legal personality.

“Prepayment Date” has the meaning ascribed thereto in Section 1.4.

“Prepaid Metals Agreements” means the contracts establishing the Prepaid Metals Transactions between the Company, as seller, and one or more Qualified Risk Management Lenders, as purchaser(s), as such may be amended, supplemented and modified from time to time.

“Prepaid Metals Transactions” means derivative transactions for the sale and purchase of gold entered into between the Company, as seller, and one or more Qualified Risk Management Lender(s), as purchaser(s), pursuant to which such Qualified Risk Management Lender(s) makes upfront pre-payments of up to $360,000,000, in aggregate, in cash to the Company as consideration for the delivery by the Company of such gold within 36 months of pre-payment of the cash consideration.

“Principal Amount” means the face amount of this Note, being $[•].

“Purchase Money Indebtedness” means means Debt assumed by any Obligor as part of, or issued or incurred by such Obligor to pay or provide funds to pay, all or a part of the purchase price of any equipment hereafter or previously acquired by such Obligor.

“Related Notes” means, collectively, the Convertible Notes listed under Schedule D (Related Notes) hereof.

“Reporting Jurisdictions” means the jurisdictions in Canada in which the Company is a “reporting issuer” (or equivalent thereof) being as at the date hereof, all of the Provinces and Territories of Canada.

“Risk Management Agreements” means (i) Prepaid Metals Agreements and (ii) any present or future swap, hedging, foreign exchange or other derivative transaction entered into by any Obligor which constitutes any silver, gold or other commodity hedging transaction (including any agreement by a Person to sell forward a quantity of metal or other commodity where payment is made, in whole or in part, prior to the date on which such metal or commodity was mined or extracted by such Person), spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, and any other exchange or rate protection transaction, any combination of such transactions or any option with respect to any such transaction entered into by any Obligor.

“Royalties” means (a) royalties on the mines owned by the Obligors which exist as of the “Closing Date” under the Senior Credit Agreement (a detailed inventory of which are described in Schedule “B” hereto), (b) royalties (secured against corresponding lands only) for which an Obligor becomes liable after such Closing Date by virtue of a “Permitted Acquisition” under the Senior Credit Agreement (but not, for the avoidance of doubt, in contemplation of or as consideration for any such Permitted Acquisition) and (c) royalties which are owed to an Governmental Authority pursuant to applicable Law.

“Qualified Risk Management Lender” has the definition prescribed thereto under the Senior Credit Agreement.

“Sanctions” means any sanction, regulation, statute, official embargo measure or any “Specially Designated Nationals” or “Blocked Persons” lists or any equivalent lists maintained and imposed by the United Nations, the European Union, His Majesty’s Treasury in the United Kingdom, the United States Department of Treasury’s office of Foreign Assets Control, the Government of Canada, the Commonwealth of Australia or any other government body.

“Senior Credit Agreement” means the second amended and restated credit agreement dated on or around February 27, 2025 and between, among others, The Bank of Nova Scotia as administrative agent, The Bank of Nova Scotia, BMO Capital Markets, Canadian Imperial Bank of Commerce and ING Capital LLC as joint lead arrangers and joint bookrunners, BMO Capital Markets as syndicated agent, Canadian Imperial Bank of Commerce as technical agent, the Company as the borrower and the lenders thereto from time to time, as such may be further amended, supplemented and modified from time to time.

“Senior Credit Agreement Reporting Deliverables” means the reporting and other notices required to be delivered to the Senior Credit Facility Administrative Agent from time to time under Sections 11.1(g) and 11.1(l) of the Senior Credit Agreement.

“Senior Credit Facility Administrative Agent” means The Bank of Nova Scotia, as administrative agent pursuant to the Senior Credit Agreement.

“Streams” means (a) the streams which exist as of the “Closing Date” under the Senior Credit Agreement (a detailed inventory of which are described in Schedule “B” hereto) and (b) streams for which an Obligor becomes liable after such Closing Date under the Senior Credit Agreement by virtue of a Permitted Acquisition under the Senior Credit Agreement (but not, for the avoidance of doubt, in contemplation of or as consideration for any such Permitted Acquisition).

“Subsidiary” means, at any time, as to any Person, any other Person, if at such time (i) the first mentioned Person owns, directly or indirectly, securities or other ownership interests in such other Person, having ordinary voting power to elect a majority of the Board or persons performing similar functions for such other Person, or (ii) in the case of any general partnership or trust, the first mentioned Person owns directly or indirectly more than 50% interest in the profits or capital of such other Person, or (iii) in the case of a limited partnership, the first mentioned Person owns, directly or indirectly, securities or other ownership interests in the Person which is the general partner of such other Person, having ordinary voting power to elect a majority of the Board or persons performing similar functions for such general partner, and shall include any other Person in like relationship to a Subsidiary of such first mentioned Person.

“Target” means Musselwhite Mine Ltd.

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), as amended.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto, and “Tax” shall have a corresponding meaning.

“TSX” means the Toronto Stock Exchange.

“TSX Rules” means the TSX Company Manual in effect from time to time as amended.

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“VAT Facility” means a credit facility established by a commercial bank licensed in Mexico in favour of Camino Rojo which credit facility is used solely to finance an amount equal to certain value-added tax refunds Camino Rojo is owed by the applicable Governmental Authority.

“VAT Receivables” means an amount claimed or demanded for refund in accordance with applicable Law from a Mexican Governmental Authority in respect of value added tax or similar consumption tax paid by Camino Rojo. For the avoidance of doubt, a VAT Receivable shall cease to be a VAT Receivable once the subject claim or demand for refund has either been paid or declined (with all appeal rights exhausted) by the relevant Governmental Authority.

“VWAP” means the volume-weighted average price.

Section            2.2 Interpretation

When a reference is made in this Note to an Article, Section, paragraph or clause such reference shall be to an Article, Section, paragraph or clause of this Note unless otherwise indicated. The table of contents and headings contained in this Note are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Note. All words used in this Note will be construed to be of such gender or number as the circumstances requires. The word “including” and words of similar import when used in this Note will mean “including, without limitation” unless otherwise specified. The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Note shall refer to this Note as a whole and not to any particular provision of this Note. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The words “assets” and “properties” shall be deemed to have the same meaning, and to refer to all assets and properties, whether real or personal, tangible or intangible. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns.

Section            2.3 Currency

Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America and all references to “C$” will be to Canadian dollars.

Section            2.4 Accounting Terms

All accounting terms not specifically defined in this Note shall be interpreted in accordance with GAAP.

Article 3
REPRESENTATIONS AND WARRANTIES

Section            3.1 Representations and Warranties of the Company

The Company (on its own behalf and with respect to each of the other Obligors) represents and warrants to the Holder, with effect as of the date hereof, and acknowledges and confirms that the Holder is relying thereon without independent inquiry in funding the Principal Amount hereunder, that:

(a)	Incorporation and Qualification. Each Obligor is a corporation duly formed and is validly existing under the laws of the jurisdiction referred to in Schedule 3.1(H) and each is duly qualified, licensed or registered to carry on business under applicable law in all jurisdictions in which the nature of its assets or business makes such qualification necessary.
(b)	Corporate Power. (i) Each Obligor has all requisite corporate power and authority to own and operate its assets and to carry on the business carried on by it; and (ii) the Company has all requisite corporate power and authority to enter into and perform its obligations under this Note and the other Loan Documents.
(c)	Conflict With Other Instruments. The execution and delivery of the Loan Documents by the Company and the performance by the Company of its obligations under them and compliance with the terms, conditions and provisions thereof, will not (i) conflict with or result in a breach of any of the terms, conditions or provisions of (A) its constating or formation documents (including partnership agreements, shareholders’ agreements and any similar documents), (B) any applicable Law, (C) any material contractual restriction binding on or affecting it or its properties, including any restriction under any of its other Debt, or (D) any judgment, injunction, determination or award which is binding on it; or (ii) result in, require or permit (A) the imposition of any Lien in, on or with respect to the assets now owned or hereafter acquired by it (other than a Permitted Lien), (B) the acceleration of the maturity of any Debt binding on or affecting it, or (C) any third party to terminate or acquire any rights materially adverse to the Company.
(d)	Authorization, Governmental Approvals, etc. The execution and delivery of each of the Loan Documents by the Company and the performance by the Company of its respective obligations hereunder and thereunder as applicable have been duly authorized by all necessary corporate action and no authorization, under any applicable Law, and no registration, qualification, designation, declaration or filing with any Governmental Authority is or was necessary to effectuate the transactions contemplated herein, except as are in full force and effect, unamended.
(e)	Execution and Binding Obligation. This Note has been duly executed and delivered by the Company and this Note and, following execution thereof, each of the other Loan Documents executed and delivered by the Company, constitute legal, valid and binding obligations of it, enforceable against it in accordance with their respective terms, subject only to any limitation under applicable Law relating to (i) bankruptcy, insolvency, reorganization, moratorium or creditors’ rights generally; and (ii) the discretion that a court may exercise in the granting of equitable remedies.
(f)	Ownership of Property. Each Obligor owns its respective assets with good and marketable title thereto, free and clear of all Liens, except for Permitted Liens.
(g)	Compliance with Laws. Each Obligor is in compliance with all applicable Law in all material respects.
(h)	Obligors, etc. Schedule 3.1(H) lists the authorized capital of each Obligor together with the registered and beneficial owners of the issued capital thereof.

(i)	No Litigation. There are no claims, actions, suits or proceedings pending, taken or, to the Knowledge of the Company, threatened, before or by any Governmental Authority or by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law, and no applicable Law which may affect any Obligor has been enacted, promulgated or applied, or to the Knowledge of the Company, has been proposed, in each case, which could reasonably be expected to have a Material Adverse Effect.
(j)	No Judgments. None of the Obligors is subject to any judgment, order, writ, injunction, decree or award, or to any restriction, rule or regulation (other than customary or ordinary course restrictions, rules and regulations consistent or similar with those imposed on other Persons engaged in similar businesses) which restrains, prohibits or delays the execution and delivery of the Loan Documents.
(k)	Taxes. Each Obligor has in a timely manner filed all tax returns, elections, filings and reports required by law to be filed by it and such returns, elections, filings and reports are true, complete and correct in all material respects. Each Obligor has paid, or reserved in its financial statements, all Taxes which are due and payable, and has paid all assessments and reassessments and all other Taxes, governmental charges, penalties and fines due and payable by it other than those being contested in good faith and for which adequate reserves have been set aside by the applicable Obligor. None of the Obligors has any liability for Taxes, contingent or otherwise, except for Taxes now due and payable with respect to ordinary operations during the current fiscal period, adequate provision for the payment of which has been made, other than those being contested in good faith and for which adequate reserves are being maintained by the applicable Obligor in accordance with generally accepted accounting principles.
(l)	Insurance. Each Obligor’s material assets are insured in accordance with the provisions of Section 4.1(i).
(m)	Accuracy of Information. None of the representations and statements of fact set forth in this Section 3.1 omits to state any material fact necessary to make any such representation or statement of fact not misleading in any material respect. Since the date of the most recent audited financial statements of the Company, there has been no Material Adverse Change.
(n)	Prescribed Security. Each Common Share will be a “prescribed security” for the purpose of subparagraph 212(1)(b)(vii) of the Tax Act as that provision read for the 2007 taxation year.
(o)	Royalty and Stream Agreements. There are no royalties, net smelter return obligations, streaming or prepaid delivery arrangements, production-based Taxes or similar levies on mineral production payable with respect to any mine owned by an Obligor except as described in Schedule B hereto.

Section            3.2 Representations and Warranties and Acknowledgements of the Holder

(1)	In connection with the issuance of this Note, the Holder specifically represents, as of the date hereof, to the Company by acceptance of this Note as follows:
(a)	Accredited Investor. The Holder is an “accredited investor” as defined in National Instrument 45-106 - Prospectus Exemptions. The Holder agrees to furnish any information and documentation reasonably requested by the Company to assure compliance with the applicable securities laws in connection with delivery of this Note.
(b)	Resale Restriction. The Holder understands and acknowledges that this Note and the Common Shares to be issued upon exercise hereof are subject to the restricted period set forth in subsection 2.5 of National Instrument 45-102 - Resale of Securities (“NI 45-102”) as they are being acquired from the Company in a transaction not involving a public offering and that such securities may be resold without a prospectus under applicable securities laws only in certain limited circumstances. In addition, the Holder represents that it is familiar with NI 45-102 and understands the resale limitations imposed by it and by other applicable securities laws.
(c)	Capacity and Purpose. The Holder has the legal capacity and competence to execute this Note and to take all actions required pursuant hereto. The Holder has not been created solely or primarily to use exemptions from the registration and prospectus exemptions under applicable securities laws and has a pre-existing purpose other than to use such exemptions.
(d)	Due Authorization and Legal Obligation. This Note has been duly and validly authorized, executed and delivered by, and upon acceptance by the Company constitutes a legal, valid, binding and enforceable obligation of, the Holder.
(e)	US Securities Laws. The Holder represents and warrants or agrees and acknowledges, as applicable, that:
(i)	it is aware that the Note, the underlying Common Shares, the Closing Date Warrants and the Common Shares underlying the Closing Date Warrants have not been and will not be registered under the U.S. Securities Act or the securities laws of any state and that such securities may not be offered or sold, directly or indirectly, without registration under the U.S. Securities Act or compliance with requirements of an exemption from registration and the applicable Laws of all applicable states or an exemption from such registration requirements is available and it acknowledges that the Company has no present intention of filing a registration statement under the U.S. Securities Act in respect of such securities;
(ii)	it is not acquiring the Note, the underlying Common Shares or the Closing Date Warrants as a result of any “directed selling efforts,” as such term is defined in Regulation S under the U.S. Securities Act, or in a scheme to evade the registration requirements of the U.S. Securities Act;
(iii)	the Holder is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act. The Holder is delivering with this Agreement a completed and signed U.S. Accredited Investor Certificate attached hereto as Schedule C and the information contained therein is complete and accurate as of the date thereof and is hereby affirmed as of the date hereof;

(iv)	the Holder is not acquiring the Note (or the underlying Common Shares to be issued upon the conversion of the Note) as a result of any form of general solicitation or general advertising, as such terms are used in Rule 502(c) of Regulation D under the U.S. Securities Act, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the internet, or broadcast over radio, television or the internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;
(v)	the Note (or the underlying Common Shares to be issued upon the conversion of the Note) will be “restricted securities” under Rule 144 under the U.S. Securities Act, and that the Holder must hold the Note (and any underlying Common Shares to be issued upon the conversion of the Note) indefinitely unless they are registered under the U.S. Securities Act and qualified under applicable state securities laws, or an exemption from such registration and qualification requirements is available and the Holder agrees that if it decides to offer, sell, pledge or otherwise transfer the Note (and any underlying Common Shares to be issued upon the conversion of the Note), it will not offer, sell, pledge or otherwise transfer any of the Note (or any underlying Common Shares to be issued upon the conversion of the Note), directly or indirectly, unless the transfer is: (i) to the Company; (ii) outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations of the jurisdiction(s) in which such sale is made; (iii) pursuant to the exemption from the registration requirements under the U.S. Securities Act provided by (x) Rule 144 or (y) Rule 144A thereunder, if available, and in accordance with applicable state securities laws; or (iv) in a transaction that otherwise does not require registration under the U.S. Securities Act or any applicable state securities laws; and, in the case of (iii) (x) or (iv), if required by the Company, the Holder shall prior to any such transfer furnish to the Company an opinion of counsel of recognized standing or other evidence of exemption, in either case reasonably satisfactory to the Company, to the effect that such transfer does not require registration under the U.S. Securities Act and applicable state securities laws; and
(vi)	the Holder is not acquiring the Note with a view towards, or for resale in connection with, public sale or distribution. The Holder further acknowledges that it does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to any of the Note. The Holder has not been formed for the specific purpose of acquiring the Note.
(f)	Source of funds. The Holder represents and warrants that no part of the Principal Amount funded by the Holder hereunder has been or will be directly derived from, or related to, any activity that contravenes Laws, including Sanctions and including Laws that relate to the prohibition of money laundering, terrorist financing, and anti bribery, including the Criminal Code, the Foreign Corrupt Practices Act (United States), the Corruption of Foreign Public Officials Act (Canada) or any other similar applicable Law prohibiting public or commercial bribery or corruption and/or the financing of terrorism or other crimes and the USA PATRIOT Act or any other similar applicable Law, to the extent applicable to the Holder. Neither the Holder nor, to Holder’s knowledge, any of its Affiliates, officers, directors, employees, agents or representatives has taken, in connection with this Note, any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts, benefit or anything else of value, directly or indirectly, to any Person as consideration for or to improperly influence official action by that Person for the benefit of the Holder, or to otherwise secure an improper business advantage for the Holder.

(g)	Obligations under this Note. The Holder represents and warrants that this Note and all amounts owing hereunder are unsecured.
(2)	The Holder, by acceptance of this Note, agrees to comply in all respects with the provisions of this Section 3.2 and the restrictive legend requirements set forth on the face of this Note and further agrees that such Holder shall not offer, sell or otherwise dispose of this Note or any Common Shares to be issued upon exercise hereof except under circumstances that will not result in a violation of the applicable securities laws.
(3)	The Holder understands that each certificate evidencing the Note and Common Shares issued upon the exercise of the Note shall bear the customary legends applicable to United States federal and state securities laws. Any certificate representing Common Shares issued upon the exercise of this Note shall bear the following legends, except that the legends below shall only appear on such certificate if the Common Shares represented thereby are issued prior to the date that is four months and a day after the date of this Note:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER FEBRUARY 28, 2025.”

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TSX.”

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.  THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY (AS DEFINED BELOW) AND ITS SUCCESSORS THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS; (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS; OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT AND, IN THE CASE OF PARAGRAPHS (C)(2) OR (D), THE SELLER HAS PRIOR TO SUCH TRANSFER FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY TO SUCH EFFECT AND/OR SUCH OTHER CERTIFICATIONS, INFORMATION OR DOCUMENTATION AS REASONABLY REQUESTED BY THE COMPANY.”

(4)	The Holder acknowledges (i) the delivery to the Ontario Securities Commission and the British Columbia Securities Commission of the Purchaser’s full name, address and telephone number, the number and type of securities purchased by the Holder, the total purchase price, the exemption relied on, and the date of distribution, (ii) that such information is being collected indirectly by the Ontario Securities Commission and the British Columbia Securities Commission under the authority granted to it in securities legislation, (iii) that such information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario and British Columbia, and (iv) that the Administrative Support Clerk at the Ontario Securities Commission, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8, telephone (416) 593-3684 or British Columbia Securities Commission, as applicable, can be contacted to answer questions about the Ontario Securities Commission’s indirect collection of such information. The Holder hereby authorizes the indirect collection of such information by the Ontario Securities Commission and the British Columbia Securities Commission.

Article 4
COVENANTS

Section            4.1 Positive Covenants

So long as the Note remains outstanding, the Company shall and shall cause each of the other Obligors to:

(a)	Reporting Requirements. Deliver to the Holder copies of all audited and unaudited consolidated financial statements of the Company and associated management discussion & analysis within the timelines for the delivery thereof that are required under applicable securities laws and regulations, provided that, the filing of such information on SEDAR+ shall be deemed to satisfy this covenant.
(b)	Additional Reporting Requirements. Deliver to the Holder:
(i)	promptly after the Company becomes aware of the occurrence of any Default, details in writing of the nature and date of occurrence of such Default, the Company’s assessment of the duration and effect thereof setting forth and the action which the Company proposes to take or have taken with respect thereto;

(ii)	promptly after any Obligor receives notice of any suit, proceeding or similar action commenced or, to the Knowledge of the Company, threatened in writing against or affecting an Obligor by any Governmental Authority, which in any case or in the aggregate would reasonably be expected to have a Material Adverse Effect, a copy of such notice; and
(iii)	without duplication, promptly after a reporting or notice requirement is triggered pursuant to sections 11.1(g) or 11.1 (l) of the Senior Credit Agreement, the respective Senior Credit Agreement Reporting Deliverables; and
(iv)	such other information respecting the condition or operations, financial or otherwise, of the business of any of the Obligors as the Holder may from time to time reasonably request.
(c)	Maintenance of Existence; Keeping of Books. Save and except for a Capital Reorganization or a Corporate Transaction permitted hereunder, preserve and maintain its corporate or other form of existence in all jurisdictions in which each carries on business and keep, proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and the businesses of the Obligors in accordance with GAAP (to the extent applicable).
(d)	Observance of Covenants. Observe and perform all of the covenants, agreements, terms and conditions to be observed and performed by it under this Note or in any other Loan Document, including the making of all payments of principal, interest and fees on the dates, at the times, and at the places specified in this Note or under any other Loan Documents.
(e)	Compliance with Laws, etc. Comply, and cause each other Obligor to comply, with the requirements of all applicable Law in all material respects.
(f)	Maintenance of Properties, etc. Maintain and preserve, and cause each other Obligor to maintain and preserve, all of their assets used or useful in their businesses in all material respects in good repair, working order and condition (reasonable wear and tear and obsolete assets excepted) in accordance with generally accepted international engineering and operating practices and international mining standards and in material compliance with applicable Law (including environmental Laws, except (a) where failure to obtain any licenses, permits, government approvals, franchises, authorizations and rights would not reasonably be expected to have a Material Adverse Effect and (b) licenses, permits, government approvals, franchises, authorizations and other rights associated with the Camino Rojo Layback Agreements (as defined in the Senior Credit Agreement)) and, from time to time, make or cause to be made all needful and appropriate repairs, renewals, replacements, additions and improvements thereto consistent with generally accepted international engineering and operating practices and international mining standards, save and except where the failure to do so would not reasonably be expected to have a Material Adverse Effect.
(g)	Payment of Taxes and Claims. Pay and discharge, and cause each other Obligor to pay and discharge, before the same shall become delinquent, all Taxes, assessments and governmental charges or levies imposed upon it or upon its assets, except any Taxes which are being contested in good faith and by proper proceedings and for which adequate reserves are being maintained by the Company in accordance with generally accepted accounting principles.

(h)	U.S. Tax Matters.
(i)	The Company shall use commercially reasonable efforts to provide the Holder with any information in the Company’s possession that is not the subject of a non-disclosure obligation (“Available Information”) that is reasonably requested by the Holder to enable the Holder or its counsel or accountants to assess, on an annual basis, whether (i) the Holder or any of its affiliates was or was reasonably likely to be a “United States shareholder” within the meaning of Section 951(b) of the Code (a “U.S. Shareholder”) with respect to the Company or any other Obligor during such year and (ii) the Company or any other Obligor was a “controlled foreign corporation” within the meaning of Section 957 of the Code (a “CFC”) during such year. For the avoidance of doubt, the Company shall not be required to determine for the Holder whether any Obligor is or was a CFC and shall instead only be required to provide such information to the Holder in accordance with this Section 4.1 as to enable the Holder to make its own determination based on such information and other publicly available information. Any Taxes payable by the Holder or any of its direct or indirect owners or affiliates as a result of any Obligor’s or any other subsidiary of the Company’s status as a CFC shall be Excluded Taxes, and the Company shall have no liability in respect of such Taxes or any costs or expenses related thereto. The Holder acknowledges and agrees that (i) it may not be possible to determine with certainty whether the Company or any other Obligor is a CFC, (ii) the Company shall have no duty to inquire of any of its past or present shareholders the extent to which such shareholders are or were owned by U.S. persons or would be treated as owning additional Common Shares of the Company under attribution rules of Section 958 of the Code and the Treasury Regulations thereunder, and (iii) the Company shall not be required to compute the income or loss of any Obligor under U.S. federal income tax principles.
(ii)	In the event that counsel or accountants for the Holder or any Governmental Authority determines that any Obligor was or was reasonably likely to be a CFC during a year and the Holder was or was reasonably likely to have been a U.S. Shareholder in respect of any such CFC, the Company shall use commercially reasonable efforts to provide to the Holder with any Available Information that is reasonably requested by the Holder to comply with any applicable CFC filing and reporting requirements under the Code for such year (including, but not limited to, any such information as to enable the Holder to estimate the CFC’s earnings and profits for purposes of Section 1248 of the Code or that is reasonably necessary for the Holder to calculate the “global intangible low-taxed income” within the meaning of Section 951A of the Code or “subpart F income” within the meaning of Section 952 of the Code and any related tax credits with respect to such Obligor). The Holder shall promptly reimburse the Company for any out-of-pocket costs or expenses incurred by the Company to comply with the requests of the Holder pursuant to this Section 4.1 and, to the extent requested by the Company, reasonably cooperate with the Company for purposes of determining whether the Holder or any of its direct or indirect owners is a U.S. Shareholder.

(iii)	For the avoidance of doubt, the Holder and each of its affiliates shall be permitted to make any and all reasonable inquiries of the Company contemplated by IRS Revenue Procedure 2019-40, as amended, extended, or otherwise modified from time to time (the “Revenue Procedure”), including, by way of example, for the purpose of qualifying for the safe harbor for determining CFC status set forth in section 4 of the Revenue Procedure or for the purpose of qualifying for any other safe harbor described therein.
(i)	Maintenance of Insurance. Maintain or cause to be maintained, in respect of each Obligors' assets insurance with insurers in such amounts and covering such risks (including, without limitation, business interruption) in a manner consistent with industry practice and otherwise upon terms as are reasonable in connection with the risks being insured.
(j)	Use of Proceeds. Use the Principal Amount only for the purposes of funding expenses related to the Musselwhite Acquisition, and for no other purpose.
(k)	Further Assurances. At the Company's reasonable cost and expense, upon request of the Holder, duly execute and deliver or cause to be duly executed and delivered to the Holder such further instruments and do and cause to be done such further acts as may be necessary or proper in the reasonable opinion of the Holder to perform and carry out the provisions and purposes of the Loan Documents.
(l)	TSX and NYSE Listings. The Company will use its commercially reasonable efforts to maintain the Company’s listing of the Common Shares on the TSX and the NYSE, its “reporting issuer” status in the Reporting Jurisdictions during the term of this Note and its status as a reporting company under the U.S. Exchange Act; provided that, and subject to Section 4.2(c), nothing in this Section 4.1(k) shall prevent the Company from participating in a business combination or similar transaction even if as a result of such transaction the Common Shares would cease to be listed on the TSX, the NYSE or such other exchange on which the Common Shares are listed and posted for trading or the Company ceases to be a “reporting issuer” in the Reporting Jurisdictions.
(m)	Prescribed Security. Cause each Common Share at all relevant times to be a “prescribed security” for the purpose of subparagraph 212(1)(b)(vii) of the Tax Act as that provision read for the 2007 taxation year.
(n)	Termination of Acquisition Agreement. Upon the termination of the Acquisition Agreement prior to the closing date of the Musselwhite Acquisition thereunder, the Company shall, within five (5) Business Days, offer to prepay the Principal Amount together with all accrued and unpaid interest on the Principal Amount (and without bonus or premium) within five (5) Business Days after acceptance of the offer by the Holder (or such later date as the Holder and the Company shall agree).

Section            4.2 Negative Covenants

So long as the Note remains outstanding, other than as contemplated pursuant to the Acquisition Agreement and the transactions contemplated thereby, the Company shall not:

(a)	Debt. Create, incur, assume or suffer to exist, or permit any other Obligor to create, incur, assume or suffer to exist, any Debt other than the following (the “Permitted Debts”, and each a “Permitted Debt”):
(i)	the Debt incurred pursuant to this Note, the Related Notes and the other Loan Documents;
(ii)	the Debt incurred pursuant to the Concurrent Financing Documents;
(iii)	Debt owing between Obligors and the Debt owing between the Company and its Subsidiaries;
(iv)	trade payables and other accrued liabilities incurred in the ordinary course of business and payable in accordance with customary practices or which are not overdue for more than sixty (60) days or are being contested in good faith by appropriate proceedings and diligently conducted and as to which reserves are being maintained in accordance with generally accepted accounting principles;
(v)	Debt in respect of surety or performance bonds, letters of credit or bank guarantees in favour of a public utility or any other Governmental Authority when required by such utility or other Governmental Authority in connection with the operations of any Obligor (including for the reclamation or remediation of mining properties, government administered tax requirements and commodities such as power, fuel and chemicals), all in the ordinary course of business;
(vi)	the Company’s limited recourse Debt under the Cerro Quema Project Debt Guarantee;
(vii)	Capital Leases, Purchase Money Indebtedness, provided that, at any particular time, the aggregate principal amount of such Debt does not exceed, at any particular time, an amount equal to $20,000,000 or the Exchange Equivalent thereof;
(viii)	the Deferred Consideration Amounts as and when any such amounts are determined to be owing in accordance with the Acquisition Agreement and any Debt under the Acquisition Agreement;
(ix)	Permitted Acquisition Indebtedness (as defined under the Senior Credit Agreement), Debt under any Permitted Acquisition Risk Management Agreements (as defined under the Senior Credit Agreement);
(x)	Debt of any Person that becomes an Obligor (or that is merged or consolidated with or into the Company or any Obligor in a transaction permitted hereunder), which Debt is existing at the time such Person becomes an Obligor (or that is merged or consolidated with or into the Company or any Obligor in a transaction permitted hereunder) (other than Debt incurred solely in contemplation of such Person’s becoming an Obligor, or being merged or consolidated with or into the Company or any Obligor in a transaction permitted hereunder), and any refinancing thereof;

(xi)	Debt pursuant to Permitted Risk Management Agreements (as defined under the Senior Credit Agreement);
(xii)	other Debt of the Obligors which is subordinated and postponed to the secured obligations of the Senior Credit Agreement;
(xiii)	Debt of Camino Rojo under a VAT Facility in a principal amount not exceeding $15,000,000 at any time outstanding provided recourse therefor is limited to the VAT Receivables;
(xiv)	Debt secured by a Permitted Lien;
(xv)	Debt consisting of guarantees of Debt so long as the underlying Debt is not restricted hereunder;
(xvi)	unsecured Debt of the Company under the Related Notes; and
(xvii)	unsecured Debt of the Obligors on a consolidated basis not otherwise referenced in the foregoing paragraphs in an aggregate amount of not more than $15,000,000 or the Exchange Equivalent thereof at any particular time.
(b)	Liens. Create, incur, assume or suffer to exist or permit any other Obligor to create, incur, assume or suffer to exist, any Lien on any of its or their, as the case may be, respective assets other than the following (the “Permitted Liens” and each a “Permitted Lien”):
(i)	Liens in respect of Permitted Debt;
(ii)	Liens in respect of the Concurrent Financing Arrangements;
(iii)	Liens for Taxes, assessments or governmental charges or levies not at the time due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which the period of grace, if any, related thereto has not expired or reserves are being maintained in accordance with generally accepted accounting principles;
(iv)	the Lien of any judgment or award rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;
(v)	Liens and charges incidental to construction or current operations including, without limitation, carrier’s, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction and other like Liens arising by operation of applicable Law, which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(vi)	restrictions, easements, rights of way, servitudes or other similar rights in land granted to or reserved by other persons which in the aggregate do not materially impair the usefulness, in the operation of the business of any Obligor, of the property subject to such restrictions, easements, rights of way, servitudes or other similar rights in land granted to or reserved by other persons;
(vii)	the right reserved to or vested in any Governmental Authority by the terms of any lease, licence, franchise, grant or permit acquired by any Obligor or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;
(viii)	the Lien resulting from the deposit of cash or securities (i) in connection with performance of bids, contracts, leases, tenders or expropriation proceedings, or (ii) to secure workers’ compensation, surety or appeal bonds, performance bonds, letters of credit, costs of litigation when required by law and public and statutory obligations, or (iii) in connection with the discharge of Liens or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens or construction and mechanics’ and other similar Liens arising in the ordinary course of business;
(ix)	security given to a public utility or any other Governmental Authority when required by such utility or other Governmental Authority (including for reclamation or remediation of mining properties) in connection with the operations of any Obligor, all in the ordinary course of business;
(x)	the reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants from any Governmental Authority;
(xi)	title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purpose for which it is held;
(xii)	applicable municipal and other Governmental Authority restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with, or will be complied with as and when required by applicable Law, and will not materially impair the use of the property for the purpose for which it is held;
(xiii)	Liens securing Debt arising under Section 4.2(b)(iii) above (for the avoidance of doubt such Liens shall only be permitted on the assets financed pursuant to such Capital Leases and/or Purchase Money Indebtedness) and Section 4.2(b)(vi) (provided such Liens shall only be permitted on any cash collateral to be applied against such Debt) of the definition of Permitted Debt;

(xiv)	Liens on assets acquired by any Obligor which existed prior to, and not in connection with or in contemplation of, the acquisition thereof, Liens on the assets of any entity that becomes an Obligor after April 28, 2022 which existed prior to, and not in connection with or in contemplation of, such entity becoming an Obligor and Liens securing Debt arising under Section 4.2(a)(ix) provided that (i) any such Lien shall not apply to any property or assets of any other Obligor and (ii) that such Lien shall secure the payment or performance of only those obligations which it secures on the date of the relevant acquisition;
(xv)	Liens on concentrates or minerals or the proceeds of sale of such concentrates or minerals arising or granted pursuant to, or in respect of, a processing or refining arrangement entered into in the ordinary course and upon usual market terms, securing the payment of any Obligor’s portion of the fees, costs and expenses attributable to the processing or refining of such concentrates or minerals under any such processing or refining arrangement or other obligations of an Obligor under such arrangement, but only insofar as such Liens relate to obligations which are at such time not past due or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;
(xvi)	customary rights of set-off or combination of accounts and bankers’ Liens in favour of a financial institution with respect to deposits and deposit accounts maintained by it;
(xvii)	landlords’ Liens arising in the ordinary course of business;
(xviii)	the Cerro Quema Project Permitted Lien;
(xix)	the Royalties and Streams, including royalties on the production or profits from mining and streams which are described in Schedule B, and royalties which otherwise are owed to an Governmental Authority pursuant to applicable Law;
(xx)	undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with applicable Law or of which written notice has not been duly given in accordance with applicable Law or which although filed or registered, relate to obligations not due or delinquent, including without limitation statutory Liens incurred, or pledges or deposits made, under worker’s compensation, employment insurance and other social security legislation;
(xxi)	contractual rights of setoff granted in the ordinary course of business;
(xxii)	Liens over any VAT Receivable securing amounts owing under a VAT Facility; and
(xxiii)	the extension, renewal or refinancing of any Permitted Lien, provided that the amount so secured does not exceed the original amount secured immediately prior to such extension, renewal or refinancing and the Lien is not extended to any additional property.

(c)	Mergers, Etc. Save and except for in connection with a Change of Control transaction, a Capital Reorganization or the Musselwhite Acquisition, enter into any transaction or permit any other Obligor to enter into any transaction or series of transactions (whether by way of reconstruction, reorganization, consolidation, amalgamation, winding-up, merger, transfer, sale, lease or otherwise) whereby all or any substantial part of its undertaking or assets would become the property of any other Person or alter its capital structure or enter into any arrangement or reorganization having a similar effect; provided that an Obligor may enter into any transaction or series of transactions (whether by way of reconstruction, reorganization, consolidation, amalgamation, winding-up, merger, transfer, sale, lease or otherwise) with one or more Subsidiaries of the Company or the Company;
(d)	Dispositions. Dispose of, or permit any other Obligor to dispose of, any assets to any Person, other than the following dispositions (the “Permitted Dispositions”, and each a “Permitted Disposition”):
(i)	dispositions of inventory in the ordinary course of business;
(ii)	dispositions of equipment which is worn-out, damaged, obsolete or no longer used or useful in the business of the Obligors;
(iii)	inventory, product or produced or unprocessed minerals, metals or other mineral or extracted materials (A) in the ordinary course of business or (B) otherwise pursuant to the Prepaid Metals Agreements;
(iv)	worn out, damaged, unserviceable, redundant, uneconomical or obsolete equipment;
(v)	property and assets of an Obligor to another Obligor;
(vi)	any shares issued by Cerro Quema and Cerro Quema Affiliates, any other Immaterial Subsidiary, and/or any of their respective assets or property;
(vii)	other assets, the Net Disposition Proceeds of which in any Fiscal Year do not exceed $10,000,000.
(e)	Amendments to Constating Documents. Allow any amendments to its constating or formation documents which are adverse to the Holder's interests.
(f)	Material Amendments to Acquisition Agreement. Allow any material amendments to the Acquisition Agreement which are adverse to the Holder's interests.
(g)	Material Amendments to Concurrent Financing Documents. Allow any material amendments to the Concurrent Financing Documents which are adverse to the Holder's interests.

Article 5
CONVERSION OF note

Section            5.1 Conversion Option

Upon and subject to the provisions and conditions of this Article 5 and subject to applicable Law, upon the election of the Holder, acting reasonably, from time to time, the Holder may convert all or any portion of the Principal Amount of the Note into Common Shares (the “Conversion Option”) at the Conversion Price.

Section 5.2 Manner of Exercise of Conversion Option

(a)	Subject to the provisions of this Article 5 and to applicable Law, the Conversion Option may be exercised in accordance with Section 5.1 at any time until the Maturity Date by sending written agreement between the Holder and the Company in substantially the form attached as Schedule “A” hereto.
(b)	The Holder shall be entered in the books of the Company as at the date of conversion as the holder of the number of Common Shares issuable in respect of the Outstanding Amount which the Holder has elected to convert and, as soon as reasonably practicable, the Company shall deliver to the Holder a certificate or certificates for such Common Shares and, if applicable, a cheque or other payment for any amount payable under Section 5.4.

Section            5.3 Dividends

Common Shares issued to the Holder upon conversion of the Outstanding Amount pursuant to the exercise of the Conversion Option shall only entitle the Holder to dividends, if any, declared on the Common Shares in favour of the holders of record of the Common Shares on and after the date of conversion or such later date as the Holder becomes the holder of record of Common Shares pursuant to Section 5.2 (the later date being referred to as the “applicable date”). As of and from the applicable date, the Common Shares so issued shall, for all purposes, be and be deemed to be issued and outstanding as fully paid and non-assessable Common Shares.

Section            5.4 Fractional Shares

The Company shall not be required to issue fractional Common Shares upon the conversion of the Outstanding Amount into Common Shares pursuant to the exercise of the Conversion Option. If any fractional interest in a Common Share would, except for the provisions of this Article 5, be deliverable upon the conversion of the Note, the Company shall, in lieu of delivering any certificate of fractional interest, satisfy the fractional interest by paying to the Holder the amount of the fraction in cash.

Section            5.5 Adjustment

(a)	Adjustments for Share Splits, Share Dividends and Subdivisions. In the event the Company should at any time or from time to time after the date of issuance hereof fix a record date to effect a split or subdivision of the outstanding Common Shares or a record date for the determination of holders of Common Shares entitled to receive a dividend or other Distribution payable in additional shares of Common Shares or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional Common Shares without payment of any consideration by such holder for the additional Common Shares (including the additional Common Shares or such other class or series issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend Distribution, split or subdivision if no record date is fixed), the Conversion Price of this Note shall be appropriately decreased so that the number of Common Shares issuable upon conversion of this Note shall be increased in proportion to such increase of outstanding shares, subject to any necessary approvals of the TSX and NYSE American Market.

(b)	Adjustments for Consolidations. If the number of Common Shares outstanding at any time after the date hereof is decreased by a consolidation of the outstanding Common Shares, then, following the record date of such consolidation, the Conversion Price for this Note shall be appropriately increased so that the number of Common Shares issuable on conversion hereof shall be decreased in proportion to such decrease in outstanding shares.
(c)	Adjustments for Other Distributions. In the event the Company shall declare a Distribution payable in securities of other persons, evidences of indebtedness issued by the Company or other persons, assets (excluding ordinary course cash dividends) or options or rights not referred to in this subsection, then, in each such case for the purpose of this subsection, the Holder shall be entitled to a proportionate share of any such Distribution as though the Holder was the holder of the number of Common Shares into which this Note is convertible as of the record date fixed for the determination of the holders entitled to receive such Distribution.
(d)	Corporate Transaction / Capital Reorganization
(i)	If and whenever at any time after the date hereof and prior to the Maturity Date, there is a reclassification as a result of a Corporate Transaction or any other event of the Common Shares at any time outstanding or change of the Common Shares into other shares or into other securities or other capital reorganization, in which the holders of Common Shares are entitled to receive shares, other securities or other property, including pursuant to an arrangement, amalgamation or merger (any of such events being called a “Capital Reorganization”), if the Holder exercises the right to convert the Note after the effective date of such Capital Reorganization will be entitled to receive, and will accept for the same aggregate consideration in lieu of the number of Common Shares to which such Holder was previously entitled upon such conversion, the aggregate number of shares, other securities, cash or other property which such Holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares to which such holder was previously entitled upon conversion.
(ii)	In the case of the Company or any successor corporation entering into a Corporate Transaction or Capital Reorganization:
(A)	the successor corporation shall be bound by all of the provisions hereof including the due and punctual performance of all covenants of the Company and forthwith following the occurrence of such event;

(B)	save and except for in connection with a Change of Control transaction, the successor corporation resulting from such Corporate Transaction or Capital Reorganization shall be organized and existing under the laws of Canada or any province or territory thereof or in the United States, including any state or district thereof;
(C)	the successor corporation resulting from such Corporate Transaction or Capital Reorganization shall expressly assume, by supplemental certificate, if required by the Board, satisfactory to the Board, and executed and delivered to the Holder, the due and punctual performance and observance of this Note to be performed and observed by the Company and these securities and the terms set forth in this Note will be a valid and binding obligation of the successor corporation entitling the Holder, as against the successor corporation, to all the rights of the Holder under this Note,
(D)	no Event of Default under the Note exists or would arise as a result of such Corporate Transaction or Capital Reorganization; and
(E)	a legal opinion covering the conditions in (A) and an officer’s certificate confirming compliance with the conditions of this covenant shall be delivered to the Holder.
(e)	No Adjustment for the Acquisition. Notwithstanding any other provision of this Section 5.5, no adjustments shall be made pursuant to this Section 5.5 as a consequence of the Musselwhite Acquisition and the transactions contemplated thereby in accordance with and pursuant to the terms and conditions of the Acquisition Agreement.

Article 6
EVENTS OF DEFAULT

Section            6.1 Events of Default

The occurrence of any of the following events shall constitute an “Event of Default” under this Note:

(a)	Non-Payment. If the Company fails for 10 consecutive days to pay when due the Principal Amount or any interest or fees thereof, or any other amount due hereunder.
(b)	Breach of Covenants. If the Company or any other Obligor fails to perform, observe or comply with any material covenant or provision of this Note or any other Loan Document and the Company fails to cure (or obtain a waiver for) such default for a period of 10 days after notice in writing has been given by the Holder.
(c)	Misrepresentation. If any representation or warranty or certification made or deemed to be made by the Company in this Note or any other Loan Document shall prove to have been incorrect in any material respect when made or deemed to be made.
(d)	Bankruptcy; Insolvency. If the Company or any Obligor (i) becomes insolvent or generally not able to pay its debts as they become due, (ii) admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors, (iii) institutes any proceeding or has instituted against it seeking (x) to adjudicate it a bankrupt or insolvent, (y) liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any Law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding involving or affecting its creditors, or (z) the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its properties and assets, and in the case of any such proceeding instituted against it (but not instituted by it), such proceeding remains undismissed or unstayed for a period of 45 days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, interim receiver, receiver and manger, liquidator, custodian, sequestrate or other similar official for it or for any substantial part of its property or assets) occurs, or (iv) takes any corporate action to authorize any of the above actions.

(e)	Dissolution. If any application is made for, or order, judgment or decree is entered against the Company decreeing, the winding-up, liquidation, dissolution or bankruptcy, insolvency, reorganization, or any similar process of the Company and, in the case of an application, or a resolution is passed for the winding-up, dissolution or liquidation of the Company.
(f)	Cross-default. If there occurs: (i) a failure by any Obligor to pay Debt exceeding $10,000,000 in the aggregate at the stated maturity thereof or as a result of which, the creditor may declare the principal thereof to be due and payable prior to the stated maturity thereof, or any event shall occur and shall continue after the applicable grace period (if any) specified in any agreement or instrument relating to any such debt of any Obligor to any Person, the effect of which is to permit the holder of such debt to declare the principal amount thereof to be due and payable prior to its stated maturity; or (ii) a failure by any Obligor to perform or observe any covenant or agreement to be performed or observed by it contained in any other agreement or in any instrument evidencing any of its Debt exceeding $10,000,000 the effect of which has resulted in the holder of such Debt declaring the principal amount thereof to be due and payable prior to its stated maturity.
(g)	Event of Default under Concurrent Financing Arrangements. If any “Event of Default” (as defined therein) occurs under any of the Concurrent Financing Documents.
(h)	Event of Default under Related Notes. If any “Event of Default” (as defined therein) occurs under any Related Note.
(i)	Judgments. If a final judgment for the payment of money exceeding $10,000,000 in the aggregate in excess of any amount covered by applicable insurance shall be rendered by a court of competent jurisdiction against the Company or any other Obligor and the Company or such Obligor does not discharge same or provide for its discharge in accordance with its terms, or procure a stay of execution thereof (by reason of a pending appeal or otherwise) within seventy-five (75) days from the date of entry thereof.
(j)	Invalidity of Loan Documents. If any Loan Document shall become unenforceable other than by reason of the direct act or omission of the Holder.

(k)	Material Adverse Effect. Upon the occurrence of any Material Adverse Effect.
(l)	Change of Control. Upon the occurrence of a Change of Control.

Section            6.2 Remedies

(a)	Acceleration on Default. If any Event of Default occurs, all indebtedness, obligations and liabilities of the Company under the Notes shall, automatically in the case of an Event of Default under Section 6.1(d) or Section 6.1(e) and at the option of the Holder in the case of any other Event of Default under Section 6.1 (other than Section 6.1(l)), become immediately due and payable with interest, at the rate or rates determined as provided in this Agreement, to the date of their actual payment, all without notice, presentment, protest, demand, notice of dishonour or any other demand or notice whatsoever, all of which are hereby expressly waived by the Company.
(b)	Mandatory Repayment upon Change of Control. Upon the occurrence of an Event of Default under Section 6.1(l), the Holder may, at its sole and absolute discretion, require the Company to, within 30 days following the consummation of the Change of Control, repay the Principal Amount by way of payment of an amount equal to the lesser of (x) (i) all remaining interest payable from the date of such redemption up to and including the Maturity Date plus (ii) 100% of the Principal Amount, and (y) (i) all accrued and unpaid interest on the Principal Amount so repaid up to and including the redemption date plus (ii) 104.5% of the Principal Amount.

Article 7
MISCELLANEOUS

Section            7.1 No U.S. Registration

Neither this Note nor the Common Shares issuable upon exercise of the Conversion Option have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or under the securities laws of any state of the United States. This Note and the Common Shares issuable hereunder shall not be converted or transferred within the United States unless this Note and/or the Common Shares, as applicable, have been registered under the U.S. Securities Act or are exempt from registration thereunder.

Section            7.2 Lost, Stolen, Mutilated or Destroyed Note

If this Note is lost, stolen, mutilated or destroyed, the Company may, on such terms as to indemnify the Company or otherwise as it may in its discretion reasonably impose (which shall, in the case of a mutilated certificate, include the surrender thereof), issue a new certificate representing the Note of like denomination and tenor as the certificate so lost, stolen, mutilated or destroyed. Any such new certificate shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Note shall be at any time enforceable by anyone.

Section            7.3 Waiver; Cumulative Remedies

No failure or delay of the Holder in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Any agreement on the part of the Holder to any waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of the Holder. Except to the extent expressly provided in to the contrary, the rights and remedies provided in this Note and the other Loan Documents are cumulative and are not exclusive of, and are in addition to and not in substitution for, any other rights or remedies available at law, in equity or otherwise.

Section            7.4 Holder May Remedy Default

If the Company fails to do anything hereby required to be done by it the Holder may, but shall not be obliged to, do such thing and all reasonable and documented out-of-pocket thereby expended by the Holder shall be payable forthwith by the Company, but no such performance by the Holder shall be deemed to relieve the Company from any default hereunder.

Section            7.5 Notices, etc.

All notices, demands or other communications permitted or required to be given or delivered under or by reason of the provisions hereof shall be in writing and shall be deemed to have been given when (a) delivered personally to the recipient, (b) sent to the recipient by reputable express courier service (charges prepaid), or (c) mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid. Such communications must be sent to the respective parties at the addresses indicated below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.5).

If to the Company:	Orla Mining Ltd.
1010 - 1075 W. Georgia St.
Vancouver, BC V6E 3C9

Attention: Jason Simpson, President and Chief Executive Officer
Email: [Redacted.]

with a copy to: (which shall not constitute notice to the Company)	Blake, Cassels & Graydon LLP Suite 3500, 1133 Melville Street Vancouver, BC V6E 4E5
Attention: Bob Wooder
Email: [Redacted.]
And with a copy to: (which shall not constitute notice to the Company)	Cassels Brock & Blackwell LLP Suite 2200, RBC Place, 885 West Georgia St. Vancouver, BC V6C 3E8

Attention: David Budd and Jennifer Wasylyk
Email: [Redacted.]
If to the Holder:	[•]

with a copy to:	[•]
(which shall not constitute notice to the Holder)
Attention: [•]
Email: [•]

Section            7.6 Equitable Relief

Each of the Company and the Holder acknowledges that a breach or threatened breach by such party of any of its obligations under this Note or the other Loan Documents would give rise to irreparable harm to the other party hereto for which monetary damages would not be an adequate remedy and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, the other party hereto shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction.

Section            7.7 Entire Agreement

This Note and the other Loan Documents constitute the sole and entire agreement of the parties to this Note and such other Loan Documents with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

Section            7.8 No Third-Party Beneficiaries

This Note is for the sole benefit of the Company and the Holder and their respective successors and, in the case of the Holder, its permitted assigns and nothing in this Note, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Note.

Section            7.9 Successors and Assigns, etc.

This Note and the other Loan Documents and all of its provisions shall inure to the benefit of, and shall be binding upon, the Holder, its successors and permitted assigns, and shall be binding upon the Company and its successors. Neither this Note nor the other Loan Documents nor any of the rights, interests or obligations under this Note nor the other Loan Documents may be assigned or delegated, in whole or in part, by operation of law or otherwise, by the Company without the prior written consent of the Holder, and any such assignment without such prior written consent shall be null and void. Subject to applicable securities laws, the Holder shall be able to transfer and assign this Note and the other Loan Documents without the consent of the Company. Subject to the preceding sentences, this Note will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section            7.10 Governing Law

This Note shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Any and all disputes arising under this Note, whether as to interpretation, performance or otherwise, shall be subject to the non-exclusive jurisdiction of the courts of the Province of Ontario and each of the parties hereby irrevocably attorns to the jurisdiction of such courts.

Section            7.11 Waiver of Jury Trial

Each party acknowledges and agrees that any controversy which may arise under this Note is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Note or the transactions contemplated hereby.

Section            7.12 Counterparts

This Note may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Note delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Note.

Section            7.13 Severability

If any one or more of the provisions or parts thereof contained in this Note should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and
(b)	the invalidity, illegality or unenforceability of any provision or part thereof contained in this Note in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Note in any other jurisdiction.

Section            7.14 Further Assurances

The Company shall execute, acknowledge and deliver to the Holder such other and further documents and instruments and do or cause to be done such other acts as the Holder reasonably determines to be necessary or desirable to effect the intent of the parties to this Note or otherwise to protect and preserve the interests of the Holder hereunder, promptly upon request of the Holder.

Section            7.15 No Strict Construction

This Note shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

Section            7.16 Judgment Currency

(a)	If, for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction, it becomes necessary to convert into a particular currency (such currency being hereinafter in this Section 7.16 referred to as the “Judgment Currency”) an amount due in another currency (such other currency being hereinafter in this Section 7.16 referred to as the “Indebtedness Currency”) under this agreement, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding:

(i)	the date of actual payment of the amount due, in the case of any proceeding in the courts of a jurisdiction that will give effect to such conversion being made on such date; or
(ii)	the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 7.16(a)(ii) being hereinafter in this Section 7.16 referred to as the “Judgment Conversion Date”).
(b)	If, in the case of any proceeding in the court of any jurisdiction referred to in Section 7.16(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Company shall pay to the appropriate judgment creditor or creditors such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Indebtedness Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.
(c)	Any amount due from the Company under the provisions of Section 7.16(b) shall be due to the appropriate judgment creditor or creditors as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this agreement.
(d)	The term “rate of exchange” in this Section 7.16 means the noon spot rate of exchange for Canadian interbank transactions applied in converting the Indebtedness Currency into the Judgment Currency published by the Bank of Canada for the day in question.

Section            7.17 Undertaking by the Holder to the Company

The Holder undertakes to the Company and agrees that, in the event of inconsistencies between instructions, agreement or consent required by the Holder under this Note and other holders under the Related Notes on a similar matter, the agreement and approval of John Graham, Ron D'Ambrosio, Pierre Lassonde and Fairfax to any such instruction, agreement or consent as required under this Note and the Related Notes shall be sufficient to bind the Holder and all other holders of the Related Notes.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF the parties have executed this Note.

ORLA MINING LTD.
Per:______________________________
Name: Brendan DePoe Title: Corporate Counsel and Corporate Secretary

[Signature Page – Convertible Note ([●])]

[HOLDER]
Per:
Name:
Title:

Per:
Name:
Title:

[Signature Page – Convertible Note ([●])]

Schedule 3.1(h)

Authorized Capital of the Obligors; Jurisdictions of Organization

[Redacted.]

SCHEDULE “A”
FORM OF Conversion ELECTION AGREEMENT

[[•] (the “Holder”) / Orla Mining Ltd. (the “Company”)] hereby irrevocably elects to convert: $___________________________ principal amount of the attached Note and [[•] (the “Holder”) / Orla Mining Ltd. (the “Company”)] hereby accepts the election of the other party to convert such principal amount thereof. Holder hereby delivers such Note to the principal office of the Company in the City of Toronto, Ontario. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Note. Each of the undersigned hereby agrees to convert the above-stated amount of the Note pursuant to the exercise of the Conversion Option at the Conversion Price.

Dated as of the _______, 20_____.

[•]

Per:______________________
Name:
Title:

Per:___________________________
Name:
Title:

ORLA MINING LTD.
Per:____________________________
Name:
Title:

Schedule “B”
ROYALTIES and streams

[Redacted.]

SCHEDULE “C”
UNITED STATES ACCREDITED INVESTOR CERTIFICATE

The undersigned (the “Prospective Holder”)[1] in connection with its proposed acquisition of certain securities (the “Securities”) of Orla Mining Ltd. (the “Company”), hereby represents and warrants that the Prospective Holder is an “accredited investor” (an “Accredited Investor”) as such term is defined in Rule 501(a) of Regulation D promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”), for one or more of the reasons specified below. The Company will rely upon the accuracy and completeness of the information provided herein in establishing that the issuance of the Securities is exempt from the registration requirements of the Securities Act. Please check each box that applies:

For Natural Persons

The Holder is a natural person and (please check all boxes that apply):

☐	has an individual net worth or a joint net worth with the Holder’s Spousal Equivalent[2] in excess of $1,000,000 (determined by subtracting total liabilities from total assets)[3];
☐	had an individual income in excess of $200,000 (or a joint income together with the Holder’s Spousal Equivalent in excess of $300,000) in each of the two most recently completed calendar years, and reasonably expects to have an individual income in excess of $200,000 (or a joint income together with the Holder’s Spousal Equivalent in excess of $300,000) in the current calendar year;
☐	holds in good standing one or more of the following professional certifications: General Securities Representative license (Series 7), Private Securities Offerings Representative license (Series 82), or Investment Adviser Representative license (Series 65); and/or
☐	is a “family client,” as defined in Rule 202(a)(11)(G)-1 under the U.S. Investment Advisers Act of 1940, as amended (the “Advisers Act”), whose prospective investment in the Company is directed by that person’s Qualified Family Office (as defined below).

For Entities

1	If the undersigned is a special purpose vehicle, such special purpose vehicle hereby agrees to obtain accredited investor questionnaires from each of its members.
2	“Spousal Equivalent” means the Holder’s spouse or a cohabitant occupying a relationship generally equivalent to that of a spouse.
3	For purposes of calculating the Holder’s net worth or joint net worth with the Holder’s Spousal Equivalent, the calculation should exclude the Holder’s primary residence and indebtedness thereon up to the gross value of such residence; provided, that if the amount of such indebtedness outstanding at the time of the Holder’s investment in the Securities would exceed the amount of such indebtedness outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability in the determination of the Holder’s net worth. Further, for purposes of calculating the joint net worth of the Holder and the Holder’s Spousal Equivalent, the assets of the Holder and the Holder’s Spousal Equivalent need not be held jointly.

The Holder is an entity and (please check all boxes that apply):

☐	is a corporation, partnership, limited liability company, Massachusetts or similar business trust or organization described in Section 501(c)(3) of the U.S. Internal Revenue Code of 1986, as amended, not formed for the specific purpose of acquiring the Securities that has total assets in excess of $5,000,000;
☐	is a bank as defined in Section 3(a)(2) of the Securities Act, a savings and loan association, or other institution defined in Section 3(a)(5)(A) of the Securities Act acting in either its individual or fiduciary capacity (this includes a trust for which a bank acts as trustee and exercises investment discretion with respect to the trust’s decision to invest in the Securities);
☐	is a broker dealer registered pursuant to Section 15 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”);
☐	is an investment adviser registered pursuant to Section 203 of the Advisers Act, or registered pursuant to the laws of a U.S. state;
☐	is an investment adviser relying on the exemption from registering with the U.S. Securities and Exchange Commission under Section 203(l) or (m) of the Advisers Act;
☐	is an insurance company as defined in Section 2(a)(13) of the Securities Act;
☐	is an investment company registered under the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), or a business development company as defined in Section 2(a)(48) of the Investment Company Act;
☐	is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the U.S. Small Business Investment Act of 1958, as amended;
☐	is a Rural Business Investment Company as defined in Section 384A of the Consolidated Farm and Rural Development Act of 1972, as amended;
☐	is a plan established and maintained by a state, its political subdivisions, or an agency or instrumentality of a state or its political subdivisions, for the benefit of employees, having total assets in excess of $5,000,000;
☐	is an employee benefit plan within the meaning of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (a) for which the investment decision to acquire the Securities is being made by a plan fiduciary, as defined in Section 3(21) of ERISA, that is either a bank, savings and loan association, insurance company, or registered investment adviser, (b) which has total assets in excess of $5,000,000, or (c) which is self-directed, with the investment decisions made solely by persons who are Accredited Investors;

☐	is a private business development company as defined in Section 202(a)(22) of the Advisers Act;
☐	is a trust not formed for the specific purpose of acquiring the Securities with total assets in excess of $5,000,000 and directed by a person who has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of investing in the Company;
☐	is a revocable trust (including a revocable trust formed for the specific purpose of acquiring the Securities) and the grantor or settlor of such trust is an Accredited Investor;
☐	is a “family office” as defined in Rule 202(a)(11)(G)-1 under the Advisers Act, (a) with assets under management in excess of $5,000,000, (b) that was not formed for the specific purpose of acquiring the Securities, and (c) whose prospective investment in the Securities is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of an investment in the Securities (such a family office, a “Qualified Family Office”);
☐	is a “family client,” as defined in Rule 202(a)(11)(G)-1 under the Advisers Act, whose prospective investment in the Securities is directed by its Qualified Family Office;
☐	is an entity of a type not listed above that (i) was not formed for the specific purpose of acquiring the Securities and (ii) that owns “investments” (as defined in Rule 2a51-1(b) under the Investment Company Act) in excess of $5,000,000; and/or
☐	is an entity in which each equity owner is an Accredited Investor.[4]

4	For purposes of selecting this response, it is permissible to look through various forms of equity ownership to natural persons. Those natural persons and all other equity owners of the entity seeking Accredited Investor status must be Accredited Investors.

Please provide the following additional information for the Prospective Holder.

Contact Person: ________________________________________

Email Address: _________________________________________

Address: ______________________________________________

Phone Number: ________________________________________

Please confirm whether the Prospective Holder is a United States Person. For this purpose, a “United States Person” means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or any trust (i) the administration of which may be subject to the primary supervision of a U.S. court and (ii) the U.S. fiduciaries of which have the authority to control all of its substantial decisions.

☐	Yes, the Prospective Holder is a United States Person.
☐	No, the Prospective Holder is not a United States Person.

The undersigned has executed this Accredited Investor Questionnaire as of the date set forth below.

Name of Investor
(Signature)
Name of Signing Party (Please Print)
(Date)	Title of Signing Party (Please Print)

SCHEDULE “D”
Related Notes

[Redacted.]